3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

May 23, 2017

Via EDGAR

U.S. Securities and Exchange Commission Division of Investment Management Disclosure Review and Accounting Office 100 F Street NE Washington, D.C. 20549 Attn: Mr. Trace W. Rakestraw

Re:	StoneCastle Financial Corp. 1940 Act File No. 811-22853

Dear Mr. Rakestraw:

This letter addresses the comments of the Commission’s staff (the “Staff”) with respect to the preliminary proxy materials of StoneCastle Financial Corp. (the “Company”) filed with the Commission on May 1, 2017. The proxy materials were filed pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosures contained in the proxy materials. The responses to the Staff’s comments are reflected in the definitive proxy materials. We have organized the Company’s response to the Staff’s comments by setting forth the Staff’s comments in italicized text followed by the Company’s response.

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1.	With respect to the reorganization into a DE Statutory Trust, confirm the reorganization will be consistent with the Colonial Option Income Fund, Inc. no-action letter (Mar. 21, 1983).

Response: Confirmed.

Philadelphia	Boston	Washington, D.C.	Los Angeles	New York	Pittsburgh

Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

U.S. Securities and Exchange Commission

Attn: Mr. Trace W. Rakestraw

May 23, 2017

2.	With respect to the pre-registration process: (i) revise the deadline to a date closer to the Meeting date; and (ii) clarify that pre-registration is intended to facilitate entry into the meeting for security purposes.

Response: The proxy has been revised to reflect the Staff’s comment.

3.	On page 2, describe what a plurality means and provide an example.

Response: The proxy has been revised to reflect the Staff’s comment.

4.	On page 3, if applicable, provide disclosure required by Item 22 (a)(3)(v) of Schedule 14A regarding any purchases or sales of securities of the investment adviser or its Parents, or Subsidiaries of either, since the beginning of the most recently completed fiscal year by any director or any nominee for election as a director of the Company, if any.

Response: Such item is not applicable.

5.	Confirm that the table on page 5 includes all other directorships required to be disclosed under Item 22 of Schedule 14A.

Response: Confirmed.

6.	In the “Officer Table” on page 9, please restate information regarding Messrs. Shilowitz and Siegel rather than cross-reference to previous disclosure.

Response: The proxy has been revised to reflect the Staff’s comment.

7.	On page 11, indicate that the advisory contracts will be “substantially” identical.

Response: The proxy has been revised to reflect the Staff’s comment.

8.	State that as an effect of the reorganization, that the new entity will be able to issue an unlimited number of shares rather than a fixed number.

Response: The proxy has been revised to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

Attn: Mr. Trace W. Rakestraw

May 23, 2017

9.	In the first bullet point on page 12, clarify whether the increased flexibility relates to the Trust or to the shareholders.

Response: The proxy has been revised to reflect the Staff’s comment.

10.	In the last bullet point on page 12, indicate that the opinion of tax counsel is a condition of reorganization.

Response: The proxy has been revised to reflect the Staff’s comment.

11.	In the 2nd paragraph under “Governing Law,” consider deleting the penultimate sentence.

Response: The proxy has been revised to reflect the Staff’s comment.

12.	Consider deleting the first sentence of the 2nd paragraph under “Liability of Shareholders” on page 15 as it appears to be repetitive to the 2nd sentence.

Response: The first sentence discusses the limit of liability under the Delaware Statutory Trust Act while the second sentence discusses the limitation of liability under the Declaration of Trust. Accordingly, the disclosure has not been revised.

13.	Please correct the first sentence of the last paragraph on page 15, to change Trustees to Trust.

Response: The proxy has been revised to reflect the Staff’s comment.

14.	Please include a reference to the filing which contained the letter from former auditors.

Response: The proxy has been revised to reflect the Staff’s comment.

15.	On page 19, consider revising the footnote to the table disclosing fees paid to the independent accounting firm to clarify the information regarding the 2016 audit-related fees.

Response: After review, the disclosure has been revised to delete the second sentence of the footnote to the table.

U.S. Securities and Exchange Commission

Attn: Mr. Trace W. Rakestraw

May 23, 2017

16.	If applicable, include the name and address of the Company’s principal underwriter

Response: At this time, the Company does not have a principal underwriter.

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Please direct any questions concerning this letter to my attention at 215.981.4659 or, in my absence, to John M. Ford, Esq. at 215.981.4009.

Very truly yours,
/s/ John P. Falco
John P. Falco

cc:	Rachel N. Schatten, Esq. John M. Ford, Esq.